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                                                            EXHIBIT (a)(5)(iii)


Release


                      U.S. REALTEL COMMENCES TENDER OFFER
                       FOR CYPRESS COMMUNICATIONS, INC.


         FT. LAUDERDALE, FL (January 22, 2002) -- U.S. RealTel, Inc. (OTCBB:USRT) today announced that its wholly owned subsidiary Cypress Merger Sub, Inc. has commenced a previously announced tender offer for all outstanding shares of common stock of Cypress Communications, Inc. (NASDAQ:CYCO), including the associated rights to purchase preferred stock, at $3.50 per share net to the seller, in cash. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 2002, as amended January 17, 2002. The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, February 19, 2002, unless extended. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares which equals at least 90% of the outstanding shares of Cypress on a fully diluted basis (assuming the exercise of all options to purchase shares and any other rights to acquire shares with an exercise or conversion price equal to or less than $3.50 per share). LaSalle Bank National Association, is the Depositary for the tender offer and Innisfree M&A Incorporated is the information Agent. Innisfree M&A Incorporated may be contacted for questions or assistance regarding the tender offer at, toll free, (888) 750-5834, or in writing at 501 Madison Avenue, 20th Floor, New York, New York 10022.

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         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Cypress Communications, Inc. U.S. RealTel is filing a tender offer statement today with the Securities and Exchange Commission (SEC) and Cypress is filing a solicitation/recommendation statement with respect to the offer. Cypress shareholders are advised to read the tender offer statement regarding the acquisition of Cypress referenced in this press release, and the related solicitation/recommendation statement. The tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Cypress at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov.

About U.S. RealTel

         U.S. RealTel is an innovator and owner of Telecommunications Rights worldwide. Telecommunication Rights are real estate site access and usage rights, which US RealTel assembles into property portfolios. These portfolios have enabled telecommunications companies to access properties in major urban areas for in-building service and antenna sites. At the end of 1999 the Company sold its U.S. assets in order to devote efforts toward international expansion and other strategic domestic acquisitions of telecommunications companies.

FOR MORE INFORMATION, CONTACT:

Mr. Perry Ruda, Chairman and CEO
Tel. +1.954.462.0449
perry@usrealtel.com